

EquityAPI
Advancing the Ownership Society



Lee Sweatt, MBA · 3rd

Founder & CEO at EquityAPI

Greater Minneapolis-St. Paul Area · 366 connections ·

Contact info

 **EquityAPI**

 **University of Colorac
Colorado Springs**

Providing services

Management Consulting, Negotiation, Executive Coaching, Career Development Coaching, Educational
Consulting, Business Consulting, Finance Consulting, Strategic Planning, Program Management, and...

See all details

Featured



Welcome to EquityAPI
YouTube

Learn how EquityAPI can help:

**EquityAPI: Equity Compensation Education,
Consulting & Negotiations**
EquityAPI

EquityAPI: Don't leave Equity on the table duri

Activity

366 followers



Thank you Nike #untilweallwin

Lee shared this

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Experience



Founder & CEO

EquityAPI · Full-time

Jun 2019 – Present · 1 yr 3 mos

EquityAPI provides equity compensation consulting helping Start-ups/Early-Stage Companies as well as professionals in the recruiting process.

Start-Up/Early Stage Entrepreneurs looking for help with your Cap. Table, or designing and administering your Equity Plan to attract and retain key talent, or assistance with financial projections and equity structuring during your next fundraising round, please schedule a free Zoom meeting to learn how EquityAPI has helped companies similar to yours solve these problems and how EquityAPI can help you via: **…see mor**



EquityAPI - Schedule a Meeting

Vice President Of Finance And Operations

MN Home Wizard, LLC

Oct 2019 – May 2020 · 8 mos

Greater Minneapolis-St. Paul Area

Co-Founder. Responsible for the entirety of start-up financial needs, including strategic planning (FP&A), creation and management of an equity compensation plan, human resource functions (payroll and benefits, new hires, employee handbook), and accounting (General Ledger, reconciliation, financial statement preparation).   **…see mor**



Wealth Manager, Dedicated Equity Plan Specialist

Morgan Stanley

Nov 2013 – Jun 2019 · 5 yrs 8 mos

Colorado Springs, Colorado Area

Managed over $100M in AUM. Worked primarily with professional athletes, entertainment and technology industry professionals, and executives with significant equity compensation grants

Helped develop and foster corporate relationships through servicing of equity comp …see mor



Financial Advisor
Wells Fargo Advisors
Oct 2011 – Nov 2013 · 2 yrs 2 mos
Colorado Springs, Colorado Area

Professional Athlete
Vancouver Canucks - NHL
Jun 2010 – Oct 2011 · 1 yr 5 mos
Vancouver, Canada Area

Stanley Cup Finalist.
Assistant Captain of Minor League team, Manitoba Moose (AHL)

Education



University of Colorado Colorado Springs
Master of Business Administration - MBA, Information Technology Project Management, 4.0
2010 – 2012

Magna Cum Laude



University of Colorado Colorado Springs
Master of Business Administration - MBA, Project Management, 4.0
2009 – 2012

Magna Cum Laude



University of Colorado Colorado Springs
Master of Business Administration - MBA, Finance, General, 4.0
2009 – 2011

Magna Cum Laude

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